
Mail Stop 4720

June 20, 2016

Via E-mail
Charles Bancroft
Chief Financial Officer
Bristol-Myers Squibb Company
345 Park Avenue
New York, N.Y. 10154

> **Re:** **Bristol-Myers Squibb Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 12, 2016**
> **File No. 001-01136**

Dear Mr. Bancroft:

We have reviewed your May 17, 2016 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our reference to a prior comment is to the comment in our April 19, 2016 letter.

Notes to Consolidated Financial Statements
Note 3. Alliances

1. We acknowledge your response to prior comment 1. The amount of pretax profit (loss) by component that will no longer be reflected in your financial statements could be material information for investors to assess the impact of a disposal. Please tell us why you believe disclosure of pretax profit (loss) is not necessary and how you considered the pretax profit (loss) of each component in relation to your consolidated pretax profit in your materiality assessment in concluding not to disclose this information for each component.

You may contact Ibolya Ignat, Senior Staff Accountant, at (202) 551-3636 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance